Exhibit 99.1

Orangekloud Technology Inc. Announces Nasdaq Delisting Determination Letter

Singapore, February 4, 2026 (GLOBE NEWSWIRE) – Orangekloud Technology Inc. (NASDAQ: ORKT) (“Orangekloud” or the “Company”), a Singapore-based technology company offering the eMOBIQ®️ No-Code platform for development of mobile applications, today announced that, on January 29, 2026, it received a Staff Delisting Determination Letter from the staff of Nasdaq Listing Qualifications (the “Staff”).

This Letter stated that, due to the Company’s securities having closed at less than $1 per share over the previous 30 consecutive business days and thus not complying with Listing Rule 5550(a)(2), and that the Company has effected a reverse stock split over the prior one-year period and therefore is not eligible to receive the 180-calendar day period otherwise allotted to demonstrate compliance under Listing Rule 5810(c)(3)(A), the Staff has determined that it will commence proceedings to delist the Company’s common stock from the Nasdaq Capital Market (the “Nasdaq”).

The Company intends to appeal the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), this request, once filed, will stay the suspension of trading or delisting of the Company’s securities pending the hearing and the Panel’s decision. In the meantime, the Company’s securities will continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “ORKT.”

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

The Company furnishes this announcement to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency and of the Staff Determination within four business days thereof.

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. A suite of eMOBIQ® mobile applications designed to digitalize and streamline operations in warehousing, sales ordering, delivery, manufacturing, and other key areas. The industry sectors focused on include Food Services & Manufacturing, Precision Engineering, Construction, etc.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. IR Contact:

Steven Chu, COO and IR Officer

70 Bendemeer Road #04-04 Luzerne

Singapore 339940

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com